Filed by Plains Exploration & Production Company Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following presentation was made by Plains Exploration & Production Company on March 31, 2004:

P L A I N S E X P L O R A T I O N & P R O D U C T I O N C O M P A N Y

Howard Weil Energy Conference March 31, 2004

N Y S E : P X P

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Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. These risks and uncertainties include, among other things, uncertainties inherent in the exploration for and development and production of oil & gas and in estimating reserves, unexpected difficulties in integrating Nuevo’s operations into ours, unexpected future capital expenditures, general economic conditions, oil and gas price volatility, the success of our risk management activities, competition, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.

Forward Looking Statements

PXP and Nuevo have filed a joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the joint proxy statement/prospectus because it contains important information regarding PXP, Nuevo and the acquisition. A definitive joint proxy statement/prospectus will be sent to security holders of PXP and Nuevo seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and Nuevo with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, TX 77002, Attention: Joanna Pankey; telephone: (832) 239-6000; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to: Nuevo Energy Company, 1021 Main Street, Suite 2100, Houston, Texas 77002 Attention: Barbara Forbes; telephone: (713) 374-4870; e-mail: forbesb@nuevoenergy.com.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed. Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed.

PXP Overview Pro Forma for NEV

489 MMBOE reserves

• 83% oil/17% gas

• 71% Proved developed

• 97% domestic

85,000 BOEPD production

• 75% oil/25% gas

16 yr reserves/production ratio

Visible organic growth for both reserves and production

Strong financial profile with a combined $2.3B EV

Largest independent producer in California

10th largest U.S. independent by reserves

PXP Pro Forma Core Operating Areas

Western BU

San Joaquin Valley

OCS

LA Basin

Central BU

East Texas

Permian Basin

Eastern BU

South TX

BSA

PXP Value Creation Strategy

Develop large, durable U.S. reserve base to maintain production

Drill high impact exploitation inventory to grow production and reserves

Utilize financial flexibility to react opportunistically to create shareholder value

PXP Value Creation Strategy

Optimize Cash Flow after Maintenance Capex

Revenues (Flat Production and Commodity Price)

Cash Flow After Maintenance Capex

Maintenance Capex

Cash Costs

Time

PXP Value Creation Strategy

Utilize Growth Capital to Increase Opportunity Cash Flow

PXP Operational Value Drivers

High Impact Exploitation Inventory

Deep Inglewood (DI)

Point Arguello (PTA)

Breton Sound (BSA)

NEV California OCS

San Joaquin Valley (SJV)

Pakenham

DI Top Sentous Structure

Productive Field Limit Outline

DI 2004 Exploitation Wells

Rubel 643

LAI1 655

LAI1 645

DI Exploitation/Development Wells

DI Indicative Returns

DI Indicative Well Economics

8/8ths Basis

2004 Planned Wells 10 – 12

Well Cost, $million $ 1 – 1.5

Production IP, BOEPD 300 – 800

Reserves, MMBOE 0.3 – 0.7

After Tax IRR 100+%

Breton Sound (BSA)

BSA Miocene Prospects Depositional Model

Crawfish

Jambalaya

Gumbo

Sonoma

Skyraider Deep

Catalina

Avenger/Prowler

Black Bullet

Sky Shark

BSA Indicative Returns

BSA Indicative Well Economics

8/8ths Basis

2004 Planned Wells 20 – 25

Well Cost, $million $ 2 – 8

Production IP, MMCFED 3 – 10

Reserves, BCFE 4 – 8

R/P Ratio, Years 1 – 3

After Tax IRR 50+%

Point Arguello (PTA) Project

Rocky Point Structure

Bonito Unit

Pt. Arguello Unit

Sword Unit

Block 451 Test Wells

1,629 BOPD

3,500 BOPD

1,100 BOPD

Expected Spud Date 2nd Quarter, 2004

Point A Indicative Returns

PtA Indicative Well Economics

8/8ths Basis

2004 Planned Wells 2 – 3

Well Cost, $million $ 12 – 15

Production IP, BOEPD 2,000 – 4,000

Reserves, MMBOE 2 – 4

After Tax IRR 75+%

PXP Reserve Growth

PXP

12-31-02

3-Tec

06-30-03

Nuevo

06-30-04

DI, BSA, PtA, CA OCS, SJV, Acquisitions

PXP

PXP Stock Performance

Financial Strategy

Increase borrowing base to $500mm+

Seek credit rating upgrade

Use puts and collars in hedging strategy

Use proceeds from asset sales and excess cash flow to accelerate growth and reduce debt

Recent sale of Illinois and other non core properties to raise $25 million and generate a

$ 30 million NOL.

Enhanced Credit Profile

Improved Credit Statistics as of 12/31/03

Key Credit Benefits

Sheet and credit ratios

– Debt / PD BOE

– Debt / EBITDA

– Debt / capitalization

Ratings Agency Announcements

Moody’s – Review for Upgrade

S&P – Credit Watch Positive

Fitch – Watch Positive

58%

49%

Debt / cap

2.3x

2.1x

Debt / EBITDAX

$2.98 $2.55

Debt / PD Boe

Note: Q3 annualized EBITDA includes $20mm of synergies

PXP/NEV Consolidated Pro Forma Balance Sheet

$(Millions)

12/31/2003

Total Current Assets $155

Property and Equipment, Net 1,995

Other Assets 412

$2,562

Accounts payable & other $204

Commodity hedging liabilities 90

Total Long-Term Debt 890

Deferred Income Tax 219

Other Long-Term Liabilities 216

Total Stockholders’ Equity 943

$2,562

P L A I N S E X P L O R A T I O N & P R O D U C T I O N C O M P A N Y

N Y S E : P X P

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ON MARCH 12, 2004, PXP AND NUEVO FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE PROPOSED TRANSACTION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND NUEVO SEEKING THEIR APPROVAL OF THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV.

THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING SUCH REQUEST TO: PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000; E-MAIL: JPANKEY@PLAINSXP.COM. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO NUEVO) MAY ALSO BE OBTAINED FOR FREE FROM NUEVO BY DIRECTING SUCH REQUEST TO: NUEVO ENERGY COMPANY, 1021 MAIN STREET, SUITE 2100, HOUSTON, TEXAS 77002 ATTENTION: BARBARA FORBES; TELEPHONE: (713) 374-4870; E-MAIL: FORBESB@NUEVOENERGY.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4.

NUEVO, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4.